Exhibit 99.1

GAMESQUARE ANNOUNCES RECORD MONTHLY CONTRACT AS IT ACCELERATES CUSTOMER AND SALES GROWTH FOR ITS PERFORMANCE MARKETING SERVICES

Receives multiple new contracts, including one of the largest contracts in GameSquare’s history, which is expected to begin in January 2024

Based on positive momentum and market adoption, management now expects performance marketing sales to contribute $10+ million of annual revenue in 2024

FRISCO, TX / ACCESSWIRE / November 30, 2023 / GameSquare Holdings, Inc. (“GameSquare” or the “Company”) (NASDAQ:GAME) (TSXV:GAME) announces multiple new performance marketing contracts, including one of the largest contracts in GameSquare’s history. With this monthly agreement, GameSquare now expects performance marketing sales to contribute over $10 million in annual revenue in 2024, an increase of at least 5x from expected performance marketing sales in 2023. In addition, as the Company’s performance marketing expertise grows, GameSquare has increased its gross margin expectation for performance marketing initiatives and now expects performance marketing gross margin of 30% - 35%.

GameSquare’s rapidly growing performance marketing business is a result of the Company’s end-to-end capabilities that combine best-in-class technology assets with award-winning agency and creative capabilities. As a result, the Company can offer unparalleled insight into consumer behaviors, develop data-driven creative strategies, and measure and optimize campaigns towards customer acquisition goals in real-time - creating impactful marketing solutions that drive ROI for GameSquare’s customers.

Justin Kenna, CEO of GameSquare, commented, “The rapid growth in our performance marketing business since the combination with Engine Gaming demonstrates the powerful platform we have created and the value we are providing in the marketplace. Performance marketing is just one example of the innovative strategies we are pursuing as we leverage our technology assets and creative agencies to serve global brands, engage with consumers and profitably grow sales. As we look to 2024, we believe we are well positioned to achieve over $10 million in annual performance marketing sales.”

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, maintenance of an orderly market for the Company’s shares. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com